SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

On June 22, 2015, NN Group N.V., Amsterdam, The Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on June 18, 2015 and on that day amounted to 2.93% (this corresponds to 3301970 Voting Rights). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, NN Insurance Eurasia N.V., Amsterdam, The Netherlands has informed us according to Article 21, Section 1 of the WpHG on June 22, 2015, that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on June 18, 2015 and on that day amounted to 2.93% (this corresponds to 3301970 Voting Rights). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, NN Investment Partners Holdings N.V., The Hague, The Netherlands has informed us according to Article 21, Section 1 of the WpHG on June 22, 2015, that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on June 18, 2015 and on that day amounted to 2.93% (this corresponds to 3301970 Voting Rights). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, NN Investment Partners International Holdings B.V., The Hague, The Netherlands has informed us according to Article 21, Section 1 of the WpHG on June 22, 2015, that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on June 18, 2015 and on that day amounted to 2.93% (this corresponds to 3301970 Voting Rights). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, NN Investment Partners Belgium S.A., Brussels, Belgium has informed us according to Article 21, Section 1 of the WpHG on June 22, 2015, that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on June 18, 2015 and on that day amounted to 2.93% (this corresponds to 3301970 Voting Rights). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, NN Investment Partners B.V., The Hague, The Netherlands has informed us according to Article 21, Section 1 of the WpHG on June 22, 2015, that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on June 18, 2015 and on that day amounted to 2.93% (this corresponds to 3301970 Voting Rights). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, NN Investment Partners Luxembourg S.A., Luxembourg, Luxembourg has informed us according to Article 21, Section 1 of the WpHG on June 22, 2015, that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on June 18, 2015 and on that day amounted to 2.93% (this corresponds to 3301970 Voting Rights). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 2.93% of Voting Rights (this corresponds to 3301970 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	June 25, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO